

RECD S.E.C.

FEB 17 2004

803

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 8-65385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/03___ AND ENDING ___12/31/03___

                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRE CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___10 ELSKIP LANE___

(No. and Street)

___GREENWICH___   ___CT.___   ___06831___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___KENNETH SPADAFORD___   ___516-825-6233___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___JOSEPH BELLETTI & COMPANY___

(Name – if individual, state last, first, middle name)

___1225 FRANKLIN AVE. -SUITE 325, GARDEN CITY, N.Y. 11530___

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___KENNETH SPADAFORD___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CENTRE CAPITAL ADVISORS, LLC___ , as of ___DECEMBER 31___ , 20_03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

___FINANCIAL PRINCIPAL___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION
YEARS ENDED DECEMBER 31, 2003 AND 2002
AND
INDEPENDENT AUDITORS' REPORT

NONCONFIDENTIAL

CENTRE CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

JOSEPH BELLETTI & COMPANY
Certified Public Accountants and Consultants
1225 Franklin Avenue – Suite 325
Garden City, New York 11530
Tel: 516-992-3490
Fax: 516-992-3491

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF CENTRE CAPITAL ADVISORS, LLC

We have audited the accompanying balance sheet of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2003 and 2002 and the related statements of operations and changes in members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CENTRE CAPITAL ADVISORS, LLC as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Joseph Belletti & Company

Garden City, New York
January 22, 2004

- 1 -

CENTRE CAPITAL ADVISORS, LLC

BALANCE SHEET

DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash	$16,441	$15,340
NASD Account	1,231	125
Prepaid expenses	5,259	0
Total assets	$22,931	$15,465

LIABILITIES AND MEMBERS' CAPITAL

	2003	2002
Liabilities		
Accrued expenses	$5,000	$4,266
Members' Capital	17,931	11,199
Total Liabilities and Members' Capital	$22,931	$15,465

The accompanying notes are an integral part of these financial statements.

1 -   SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the National Association of Securities Dealers Inc.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Income taxes

The Company is a Limited Liability Company for Federal and State tax purposes, and accordingly the Company's taxable income is reportable on the individual members income tax returns, and the Company makes no provisions for federal and state income taxes.